Exhibit 99.4

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 22, 2021

1.            Date, Time and Place: On March 22, 2021, at 14:00, in an exclusively electronic form, by videoconference, pursuant to Article 13, § One of the Bylaws and item 6.4. of the Internal Regiment of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2.          Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Ana Paula Pessoa (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member) e Hélio Lima Magalhães (Board Member).

3.            Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr.  Stefan Agostinho Tasoko acted as the secretary.

4.            Agenda: Resolve on: (i) the Management Proposal to be submitted for approval at the Annual Ordinary and Extraordinary Shareholders' Meetings of the Company, to be held cumulatively on April 27, 2021 in an exclusively digital form (“AOEM”), which concerns, including the proposal for the allocation of losses verified in the 2020 fiscal year, overall annual management compensation and restructuring of the Company’s Bylaws to reflect adequacy with B3 SA - Brasil, Bolsa, Balcão (“B3”) Novo Mercado Rules (“Management Proposal”); and (ii) the call notice and respective call for the Company's AOEM.

5.            Resolutions: The Directors approve, unanimously and without reservations, the following resolutions:

5.1.         Approve the Management Proposal, attached hereto in the form of Exhibit I, to be submitted to the appreciation of the shareholders for the purposes of the AOEM; and

5.2.       Approve the call notice and respective call for the Company's AOEM, to be held on April 27, 2021, at 16:00, in an exclusively digital form, to resolve on the following agenda: Ordinary General Meeting: (i) examine the management accounts concerning the fiscal year ended 12/31/2020; (ii) examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2020, as well as review the management report for such fiscal year; (iii) resolve on the absorption of accumulated losses by the balance of capital reserves; and (iv) determine the overall annual compensation of the Company’s management, for the fiscal year of 2021. Extraordinary General Meeting: (i) restructure the Company's Bylaws, with specific amendments to reflect the changes to the Novo Mercado Rules of B3, as well as additional adjustments; and (ii) authorize the Company’s management to perform all necessary actions in order to implement the matters approved herein, pursuant to applicable law.

6.            Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors who participated.

Identical to the original drawn up in the corporate records.

São Paulo, March 22, 2021.

Board:

David Feffer President	Stefan Agostinho Tasoko Secretary

Exhibit I

Management Proposal